Exhibit 99.1

Bradbury Capital Holdings Inc. Announces Closing of Business Combination with Technology & Telecommunication Acquisition Corporation and Commencement of Trading on Nasdaq Under Ticker Symbol “BBCI”.

October 6, 2026

KUALA LUMPUR, Malaysia and CAYMAN ISLANDS, Oct. 6, 2026 (PR NEWSWIRE) – Bradbury Capital Holdings Inc. (“Bradbury Holdings” or “Company”), a Malaysian company that provides electronic voucher services and develops digital payment solutions through its subsidiary, Super Apps Holding Sdn. Bhd. (“Super Apps”) and strategic partnerships, today announced the successful completion of its previously announced business combination (“Business Combination”) with Technology & Telecommunication Acquisition Corporation (“TETE”).

The combined company has changed its name to Bradbury Capital Inc. and its ordinary shares and warrants will begin trading on Nasdaq under the new symbols “BBCI” and “BBCI W,” respectively, on October 7, 2026. Each existing TETE unit will separate into its components consisting of one share of ordinary share under the new symbol “BBCI” and one warrant under the new symbol “BBCI W” and, as a result, the TETE units will no longer trade as a separate security.

Keith Loo See Yuen, Executive Chairman and Chief Executive Officer of the Company, stated:

“We are proud to begin trading on Nasdaq, a milestone that reflects the dedication of our team and the trust of our investors. This is an exciting new chapter for Bradbury Capital as we work to expand our electronic voucher services and digital payment solutions across Southeast Asia and beyond. With our newly strengthened platform and access to the U.S. capital markets, we are well positioned to accelerate innovation, forge strategic partnerships, and create long-term value for our shareholders.”

“We are pleased to have completed the Business Combination with Bradbury Holdings,” said Tek Che Ng, the Chief Executive Officer and Chairman of the Board of Directors of TETE. “The Company’s proven track record in digital payments and electronic voucher services, combined with its ambitious growth strategy, made it an ideal partner for this transaction. We are excited to share this milestone with our shareholders, partners, and team, whose support and commitment have been instrumental in bringing this transaction to completion. We look forward to supporting the Company’s next phase of growth as it scales its technology platform and pursues new market opportunities.”

Concurrently with the closing of the business combination, the Company completed a PIPE investment, pursuant to which an investor purchased 625,000 ordinary shares of the Company for an aggregate purchase price of $5 million.

Advisors

The Law Offices of Jenny Chen-Drake acted as U.S. legal counsel to the Company. Loeb & Loeb LLP acted as U.S. legal counsel to TETE. Ogier (Hong Kong) acted as Cayman Islands legal counsel to the Company, while Ogier (Cayman) acted as Cayman Islands legal counsel to TETE. Darryl, Edward & Co. acted as Malaysia legal advisor to the Company.

About the Company

The Company is the parent company of Super Apps and OneShop Retail Sdn. Bhd. The Company provides electronic voucher services and develops digital payment solutions through its subsidiaries and strategic partnerships. Its ecosystem supports digital voucher distribution, payment enablement and digital commerce services that connect merchants, brands and consumers through technology-driven platforms that facilitate transactions and business growth. The Company’s distribution network includes retailers, corporate partners and financial institutions. Through strategic partnerships, including a collaboration with MYISCO that provides access to ANGKASA’s network of approximately 8 million members in Malaysia, the Company continues to expand its market reach across Malaysia and the broader ASEAN region.

Forward-Looking Statements

This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that predict or indicate future events or trends, or the negative of these terms or comparable terminology, although not all forward-looking statements contain such words.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, among others, statements regarding the Company’s business strategy, growth plans, financial outlook, market opportunities, and anticipated benefits of the recently completed business combination between the Company and TETE.

Any forward-looking statements contained herein are based on the Company’s current plans, estimates, expectations, and projections, and are not guarantees of future performance. These statements represent management’s expectations as of the date of this press release. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to: (i) integration risks following completion of the business combination; (ii) the Company’s ability to execute its strategic and operational plans; (iii) potential litigation or regulatory proceedings relating to the business combination; (iv) the Company’s ability to retain and attract key personnel; (v) potential adverse reactions or changes to business relationships resulting from the closing of the business combination; (vi) general economic, financial, market, and political conditions; (vii) the Company’s access to capital and financing sources; and (viii) the other risks described under the captions “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s filings with the SEC, including its registration statement on Form F-4, as well as subsequent filings with the SEC, which are available at www.sec.gov.

The Company undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts:

Bradbury Capital Inc.

Investor Relations

Email: info@bradburycapital.com